Egan-Jones Ratings Company

2022 Form NRSRO Annual Certification

Exhibit 1 Credit Ratings Performance Statistics

Attached please find the Rating Transition and Default Rates listed as follows:

- Financial Institutions, Brokers, or Dealers - 1-year, 3-year and 10-year Transition and Default Rates
- Insurance Companies - 1-year, 3-year and 10-year Transition and Default Rates
- Corporate Issuers - 1-year, 3-year and 10-year Transition and Default Rates

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2020 through December 31, 2021)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2020-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1	100.0%																							
AA+	2		100.0%																						
AA	3			66.7%	33.3%																				
AA-	10			10.0%	80.0%																				10.0%
A+	32				12.5%	81.3%	3.1%																		3.1%
A	112			0.9%	2.7%	5.4%	85.6%	1.8%																	3.6%
A-	146					2.1%	13.0%	79.4%																	5.5%
BBB+	134					0.7%	3.7%	21.6%	67.3%	0.7%															6.0%
BBB	69						1.4%	5.8%	23.2%	65.3%	1.4%														2.9%
BBB-	35								17.1%	20.0%	60.0%	2.9%													
BB+	4							25.0%	25.0%			50.0%													
BB	12								8.3%	8.3%	41.8%	8.3%	33.3%												
BB-	1													100.0%											
B+	4														25.0%										75.0%
B	1														100.0%										
B-	3											33.4%					33.3%								33.3%
CCC+	1														100.0%										
CCC	2																	50.0%							50.0%
CCC-	1														100.0%										
CC	1															100.0%									
C	0																								
Total	574																								

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2018 through December 31, 2021)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2018-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1	100.0%																							
AA+	1		100.0%																						
AA	4							25.0%			25.0%														50.0%
AA-	12				41.7%		25.0%	16.7%	8.3%																8.3%
A+	51				3.9%	27.5%	35.2%	11.8%	5.9%		2.0%														13.7%
A	102				1.0%	5.9%	37.1%	27.5%	13.7%	2.0%														1.0%	11.8%
A-	129				0.8%	1.6%	6.2%	38.7%	28.7%	5.4%															18.6%
BBB+	60						10.0%	16.7%	25.0%	18.3%	10.0%														20.0%
BBB	27							7.4%	22.2%	48.2%	14.8%														7.4%
BBB-	18							5.6%	11.1%	11.1%	44.4%	11.1%	5.6%												11.1%
BB+	3										33.3%														66.7%
BB	2									50.0%					50.0%										
BB-	0																								
B+	2																								100.0%
B	0																								
B-	1																								100.0%
CCC+	0																								
CCC	1																	100.0%							
CCC-	0																								
CC	0																								
C	0																								
Total	414																								

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2011 through December 31, 2021)

Credit Ratings as of 12/31/2011		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2011-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	4						75.0%	25.0%																	
AA-	2						50.0%		50.0%																
A+	8				12.5%		25.0%	25.0%	37.5%																
A	9					22.2%		33.4%		11.1%															33.3%
A-	9						22.2%	22.2%	11.1%																44.5%
BBB+	11					9.1%		27.3%	36.3%	9.1%															18.2%
BBB	10						10.0%		40.0%	30.0%															20.0%
BBB-	12							8.3%	8.3%	41.8%			8.3%												33.3%
BB+	8								37.5%	12.5%													12.5%		37.5%
BB	4							25.0%			25.0%														50.0%
BB-	2										50.0%														50.0%
B+	4																								100.0%
B	1																								100.0%
B-	5																								100.0%
CCC+	0																								
CCC	1																						100.0%		
CCC-	0																								
CC	0																								
C	0																								
Total	90																								

Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2020 through December 31, 2021)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2020-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	1			100.0%																					
AA-	0																								
A+	4				25.0%	75.0%																			
A	11						72.7%	18.2%																	9.1%
A-	12					16.7%	8.3%	50.0%	16.7%	8.3%															
BBB+	10						10.0%	40.0%	30.0%	10.0%		10.0%													
BBB	19						5.3%	10.5%	36.8%	47.4%															
BBB-	7								28.6%	14.3%	57.1%														
BB+	5								40.0%	40.0%															20.0%
BB	2										50.0%		50.0%												
BB-	1													100.0%											
B+	4														100.0%										
B	3													33.4%	33.3%	33.3%									
B-	1													100.0%											
CCC+	0																								
CCC	1																		100.0%						
CCC-	1																			100.0%					
CC	2																			50.0%	50.0%				
C	0																								
Total	84																								

Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2018 through December 31, 2021)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2018-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	2					100.0%																			
A+	5					20.0%	20.0%	40.0%	20.0%																
A	16				6.3%	12.5%	37.4%	18.8%	12.5%																12.5%
A-	9							44.5%	22.2%	11.1%		11.1%													11.1%
BBB+	16						12.5%	12.5%	12.5%	43.7%	6.3%														12.5%
BBB	14						7.1%		21.6%	21.4%	21.4%									7.1%					21.4%
BBB-	7							14.3%	57.1%		14.3%														14.3%
BB+	4								25.0%		25.0%		25.0%												25.0%
BB	1													100.0%											
BB-	1													100.0%											
B+	1																		100.0%						
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	76																								

Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2011 through December 31, 2021)

Credit Ratings as of 12/31/2011		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2011-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	2					50.0%		50.0%																	
A+	2								50.0%		50.0%														
A	8					12.5%	25.0%	12.5%	12.5%																37.5%
A-	10						10.0%	10.0%	30.0%	10.0%	10.0%	10.0%													20.0%
BBB+	9				11.1%		22.3%	11.1%	22.2%	11.1%	11.1%														11.1%
BBB	4							25.0%		25.0%															50.0%
BBB-	5								80.0%																20.0%
BB+	2								50.0%					50.0%											
BB	2							50.0%																	50.0%
BB-	0																								
B+	1										100.0%														
B	0																								
B-	1																		100.0%						
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	1																								100.0%
C	2									50.0%															50.0%
Total	49																								

Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2020 through December 31, 2021)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2020-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	4	100.0%																							
AA+	12		91.7%																						8.3%
AA	39		2.6%	89.7%	2.6%																				5.1%
AA-	56		1.8%	5.4%	87.4%																				5.4%
A+	124			2.4%	8.9%	84.7%	0.8%	0.8%																	2.4%
A	141			1.4%	5.7%	12.1%	76.6%	1.4%																	2.8%
A-	195				3.1%	8.7%	14.9%	59.0%	5.1%	0.5%	0.5%			0.5%	0.5%									0.5%	6.7%
BBB+	204				0.5%	1.0%	7.8%	24.0%	55.9%	2.9%	1.0%					0.5%									6.4%
BBB	290			0.3%		1.0%	3.8%	8.6%	17.9%	57.0%	2.8%	0.7%	0.7%	0.3%											6.9%
BBB-	265					0.8%	1.1%	5.7%	4.9%	23.4%	47.2%	6.0%	2.6%	0.8%	1.1%			0.4%							6.0%
BB+	243						0.4%	2.1%	5.8%	11.5%	15.6%	42.8%	6.2%	2.1%	1.6%	0.4%		0.4%						0.4%	10.7%
BB	295						0.3%	0.7%	2.0%	4.4%	5.4%	10.5%	57.4%	4.1%	0.7%	0.3%		0.3%						0.7%	13.2%
BB-	373						0.3%	0.3%	0.8%	0.8%	3.5%	3.5%	7.5%	60.3%	8.3%	0.8%	0.8%							0.5%	12.6%
B+	393							0.3%	0.3%	1.0%	1.0%	2.8%	4.1%	8.7%	56.0%	7.9%	1.0%	0.8%	0.3%					0.5%	15.3%
B	252								0.8%	0.4%	1.2%	0.8%	3.6%	4.8%	11.5%	52.3%	6.7%	1.2%	0.4%	0.4%			0.4%	0.8%	14.7%
B-	186									0.5%	1.6%	1.1%	1.1%	5.9%	7.0%	8.6%	50.5%	10.8%	1.6%	1.1%				0.5%	9.7%
CCC+	97											1.0%	3.1%	5.2%	6.2%	11.3%	10.3%	40.3%	6.2%	1.0%			1.0%		14.4%
CCC	96								2.1%						1.0%	7.3%	9.4%	9.4%	55.2%	6.3%	1.0%				8.3%
CCC-	60												1.7%	5.0%	3.3%		5.0%	25.0%	6.7%	38.3%	11.7%				3.3%
CC	85														1.2%	7.1%	2.4%	7.1%	7.1%	8.2%	58.7%				8.2%
C	33													3.0%			3.0%	3.0%	9.1%	9.1%	12.1%	48.6%			12.1%
Total	3443																								

Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2018 through December 31, 2021)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2018-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	3	100.0%																							
AA+	21	4.8%	28.5%	23.8%	9.5%	4.8%	14.3%			4.8%															9.5%
AA	56			41.0%	12.5%	10.7%	10.7%	5.4%	5.4%	1.8%								1.8%							10.7%
AA-	81		1.2%	4.9%	27.3%	24.7%	12.3%	6.2%	6.2%	3.7%		2.5%	1.2%	1.2%											8.6%
A+	106				4.7%	22.8%	22.6%	17.0%	12.3%	2.8%	2.8%	2.8%	1.9%	2.8%				0.9%							6.6%
A	164			0.6%	1.8%	2.4%	27.0%	23.8%	11.0%	9.1%	2.4%	1.8%	4.3%	1.2%	0.6%			0.6%						0.6%	12.8%
A-	176				0.6%	3.4%	6.8%	18.2%	22.0%	18.2%	6.3%	5.1%	0.6%	2.8%	2.3%	1.7%		0.6%		0.6%				0.6%	10.2%
BBB+	224			0.4%	0.4%		3.6%	5.8%	17.4%	20.7%	15.2%	5.8%	5.8%	4.9%	1.3%	0.9%	1.3%	0.4%	0.9%						15.2%
BBB	227				0.4%	0.4%	2.6%	7.9%	7.5%	25.0%	16.7%	10.1%	4.4%	1.8%	2.2%	2.6%	1.3%	1.8%		0.4%	0.4%			0.4%	14.1%
BBB-	177				0.6%	0.6%	0.6%	1.1%	5.6%	4.5%	18.6%	15.3%	10.2%	5.6%	7.9%	2.8%	2.3%	1.1%					0.6%		22.6%
BB+	143				0.7%			1.4%	2.8%	4.2%	7.0%	9.8%	17.5%	7.7%	3.5%	5.6%	2.1%	4.9%	0.7%	1.4%	1.4%	0.7%		1.4%	27.2%
BB	177							1.1%	1.1%	1.7%	1.1%	3.4%	12.4%	15.3%	9.6%	7.3%	5.6%	1.7%	1.1%	0.6%	1.1%			1.1%	35.8%
BB-	196								0.5%	1.0%	0.5%	2.0%	6.1%	13.8%	21.4%	7.7%	3.1%	4.1%	3.6%	0.5%			1.5%	1.0%	33.2%
B+	148												0.7%	6.1%	19.6%	12.2%	8.8%	4.7%	4.1%	1.4%	0.7%		3.4%	1.4%	36.9%
B	80					2.5%								3.8%	8.8%	22.5%	8.8%	1.3%	7.5%	3.8%	2.5%		1.3%	1.3%	35.9%
B-	45									4.4%		2.2%			4.4%	6.7%	22.2%	11.1%	6.7%	2.2%	11.1%		4.4%		24.6%
CCC+	21									4.8%						9.5%	9.5%	9.5%	4.8%		14.3%		19.0%		28.6%
CCC	17												11.8%			5.9%		5.9%	17.6%	5.9%	5.9%		17.6%		29.4%
CCC-	3																	33.3%					66.7%		
CC	7										14.3%								14.3%		28.5%		14.3%		28.6%
C	1																								100.0%
Total	2073																								

Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2011 through December 31, 2021)

Credit Ratings as of 12/31/2011		Credit Ratings as of 12/31/2021 (Percent)																					Other Outcomes during 12/31/2011- 12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	11			27.2%	18.2%	9.1%	18.2%	9.1%	9.1%																9.1%
AA	13			23.0%	7.7%	7.7%	15.4%	15.4%	15.4%	7.7%		7.7%													
AA-	26				3.8%	15.4%	19.4%	7.7%	11.5%	11.5%	15.4%			3.8%	3.8%										7.7%
A+	63					7.9%	12.7%	14.3%	17.5%	7.9%	1.6%	1.6%	6.3%	3.2%	3.2%	1.6%									22.2%
A	42					4.8%	7.1%	21.4%	11.9%	14.3%	9.5%	2.4%				2.4%									26.2%
A-	98				1.0%	1.0%	7.1%	10.2%	11.2%	15.3%	12.2%	3.1%	4.1%	1.0%	3.1%	2.0%	3.1%	1.0%					1.0%		23.6%
BBB+	108					2.8%	3.7%	7.4%	10.2%	14.8%	13.9%	3.7%	7.4%	3.7%	1.9%	0.9%					0.9%		0.9%		27.8%
BBB	96						1.0%	6.3%	16.7%	9.4%	10.4%	7.3%	7.3%	5.2%	4.2%	2.1%	1.0%	1.0%	1.0%						27.1%
BBB-	76					1.3%	1.3%	10.5%	1.3%	9.2%	11.8%	7.9%	2.6%	6.6%	3.9%	1.3%	6.6%	2.6%		1.3%			3.9%		27.9%
BB+	80						2.5%	1.3%	3.8%	8.8%	2.5%	3.8%	10.0%	5.0%	7.5%	3.8%	1.3%		1.3%	1.3%			3.8%		43.3%
BB	63					1.6%	3.2%	3.2%	7.9%	3.2%	7.9%	7.9%	1.6%	4.8%	4.8%	7.9%	4.8%	1.6%	3.2%	1.6%			4.8%		30.0%
BB-	48								2.1%	4.2%	4.2%	2.1%	6.3%	2.1%	2.1%	2.1%	2.1%	4.2%	4.2%				12.5%		51.8%
B+	58							1.7%	3.4%	1.7%	1.7%	3.4%	1.7%	6.9%	3.4%	5.2%	6.9%	3.4%	1.7%		3.4%		6.9%		48.6%
B	32									3.1%		3.1%	3.1%	6.3%	3.1%	3.1%		6.3%	3.1%				6.3%		62.5%
B-	25							8.0%	4.0%	4.0%						4.0%	4.0%	4.0%	4.0%				12.0%		56.0%
CCC+	16							6.3%	6.3%	6.3%					6.3%	6.3%				6.3%	6.3%		12.5%		43.4%
CCC	10									10.0%				10.0%					10.0%						70.0%
CCC-	3																33.3%								66.7%
CC	11				9.1%											9.1%					9.1%				72.7%
C	4															25.0%									75.0%
Total	883																								

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2020 through December 31, 2021)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2021 (Percent)						Other Outcomes during 12/31/2020-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	119	93.3%	2.5%							4.2%
A1	403	35.5%	58.5%	1.5%						4.5%
A2	31	3.2%	70.9%	19.4%						6.5%
A3	8		37.5%	12.5%	25.0%					25.0%
B	7		14.3%		14.3%	42.8%				28.6%
C	4				25.0%	25.0%	25.0%			25.0%
Total	572									

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2018 through December 31, 2021)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2021 (Percent)						Other Outcomes during 12/31/2018-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	115	64.3%	18.3%	0.9%						16.5%
A1	280	29.3%	53.2%	2.1%						15.4%
A2	12		66.8%	8.3%	8.3%	8.3%				8.3%
A3	1									100.0%
B	3									100.0%
C	1						100.0%			
Total	412									

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones does not have sufficient records of its assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2020 through December 31, 2021)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2021 (Percent)						Other Outcomes during 12/31/2020-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	12	91.7%								8.3%
A1	43	27.9%	69.8%		2.3%					
A2	14		42.9%	50.0%						7.1%
A3	6			33.3%	66.7%					
B	3			33.4%	33.3%	33.3%				
C	6					33.3%	66.7%			
Total	84									

Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2018 through December 31, 2021)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2021 (Percent)						Other Outcomes during 12/31/2018-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	17	70.6%	17.6%							11.8%
A1	46	13.0%	58.7%	8.7%	2.2%		2.2%			15.2%
A2	7		57.1%	42.9%						
A3	4			25.0%	25.0%		25.0%			25.0%
B	1					100.0%				
C	0									
Total	75									

Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones does not have sufficient records of its assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2020 through December 31, 2021)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2021 (Percent)						Other Outcomes during 12/31/2020-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	368	95.7%	0.8%							3.5%
A1	913	31.0%	58.9%	2.7%	0.9%	0.1%				6.4%
A2	530	1.7%	44.5%	36.8%	4.3%	0.2%	0.2%			12.3%
A3	681	0.3%	7.5%	35.1%	35.4%	6.5%	0.4%			14.8%
B	502		3.8%	11.8%	37.5%	29.9%	4.4%	0.4%		12.2%
C	385		0.8%	2.9%	12.5%	25.5%	45.3%	1.6%		11.4%
Total	3379									

Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2018 through December 31, 2021)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2021 (Percent)						Other Outcomes during 12/31/2018-12/31/2021 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	419	65.2%	20.0%	3.3%	0.5%	0.5%	0.2%			10.3%
A1	775	13.5%	50.7%	10.7%	5.4%	3.2%	0.9%	0.1%		15.5%
A2	310	1.6%	16.1%	27.4%	12.6%	8.4%	3.9%	1.6%		28.4%
A3	339	0.3%	2.4%	13.9%	24.5%	13.0%	7.4%	3.2%		35.3%
B	155	0.6%	1.9%	5.8%	23.9%	17.4%	12.9%	2.6%		34.9%
C	60		3.3%	3.3%	6.7%	10.0%	20.0%	23.3%		33.4%
Total	2058									

Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones does not have sufficient records of its assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

The rating definitions and the definition of default are presented below. They are also publicly available at the following web address: https://www.egan-jones.com/understanding-ratings/rating-definitions/

Long-Term Credit Rating Definitions

AAA
Egan-Jones expects AAA ratings to have the highest level of creditworthiness with the lowest sensitivity to evolving credit conditions.
AA
Egan-Jones expects AA ratings to have a higher level of creditworthiness with very low sensitivity to evolving credit conditions.
A
Egan-Jones expects A ratings to have the high level of creditworthiness with low sensitivity to evolving credit conditions.
BBB
Egan-Jones expects BBB ratings to have the moderate level of creditworthiness with moderate sensitivity to evolving credit conditions.
BB, B, CCC, CC, and C
Obligations rated 'BB,' 'B,' 'CCC,' 'CC,' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB
Egan-Jones expects BB ratings to have a low level of creditworthiness with high sensitivity to evolving credit conditions.
B
Egan-Jones expects B ratings to have a lower level of creditworthiness with higher sensitivity to evolving credit conditions.
CCC
Egan-Jones expects CCC ratings to have a lowest level of creditworthiness with highest sensitivity to evolving credit conditions.
CC
Egan-Jones expects CC ratings to have the lowest level of creditworthiness and some expectation of recovery.
C
Egan-Jones expects C ratings to have the lowest level of creditworthiness and little expectation of recovery.
D
Egan-Jones expects D ratings to have the no determinable level of creditworthiness with uncertain recovery expectations.

An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)
The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
NR
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

Short-Term Credit Rating Definitions

A-1
A-1 ratings have the highest short-term creditworthiness.
A-2
A-2 ratings have a higher short-term creditworthiness.
A-3
A-3 ratings have moderate short-term creditworthiness.
B
B ratings have a low short-term creditworthiness.
C
C ratings have the lowest short-term creditworthiness.
D
D ratings have no discernable short-term creditworthiness.

A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

The rating history is publicly available at the following web address:

https://www.egan-jones.com/regulatory/sec-rule-17g-7/

For other annual certification documents, please visit

http://www.egan-jones.com/regulatory/form-nrsro/